Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for June 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for June 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In June 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.45% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 10.04%, 14.34% and 11.19%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 11.05%. Of which, passenger traffic for domestic, regional and international routes increased by 10.30%, 17.59% and 12.46%, respectively as compared to the same period last year. The passenger load factor was 82.87%, representing an increase of 0.45 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 0.20 percentage point, 2.13 percentage points and 0.94 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in June 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 6.37% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 1.37% as compared to the same period last year. The cargo and mail load factor was 51.46%, representing a decrease of 4.03 percentage points as compared to the same period last year.

In June 2019, the Group has newly launched the following major routes: Guangzhou-Urumqi-Vienna-Urumqi-Guangzhou route (three flights per week) and

Changsha-Nairobi-Changsha route (two flights per week) since 11 June 2019, Xiamen-Yangon-Xiamen route (two flights per week) since 22 June 2019, Zhengzhou-London-Zhengzhou route (two flights per week) since 25 June 2019 and Tianjin-Yinchuan-Tianjin route (four flights per week) since 30 June 2019.

In June 2019, the Group introduced four aircraft, including two A320NEO aircraft, one A350-900 aircraft and one B787-9 aircraft, and terminated the lease of four aircraft, including two A319 aircraft, one A320 aircraft and one A330-200 aircraft. As of the end of June 2019, the Group operated a fleet of 849 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 350 Series	0	1	0	1
Airbus 330 Series	10	30	8	48
Airbus 320 Series	94	88	128	310
Boeing 787 Series	4	23	7	34
Boeing 777 Series	8	16	0	24
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	18	24

Total	283	242	324	849

KEY OPERATION DATA OF JUNE 2019

Capacity	June 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,453.20	-1.36	10.30	93,468.15	8.78
Regional	314.09	-1.33	17.59	1,810.42	14.14
International	6,995.79	3.52	12.46	41,931.87	14.04

Total	22,763.08	0.09	11.05	137,210.45	10.40

RTK (in million)
Domestic	1,507.14	-1.50	9.40	9,025.06	7.61
Regional	29.90	-1.55	17.48	171.74	13.83
International	1,099.19	-0.72	5.38	6,462.69	7.93

Total	2,636.23	-1.17	7.77	15,659.49	7.81

RTK - Cargo and Mail (in million)
Domestic	138.36	-0.41	1.81	792.86	-2.36
Regional	2.11	0.85	14.81	12.49	8.15
International	484.52	-4.77	-2.30	2,784.08	0.92

Total	624.99	-3.82	-1.37	3,589.43	0.20

Passengers carried (in thousand)
Domestic	10,276.40	-1.85	8.77	61,582.13	7.27
Regional	226.35	-3.15	10.46	1,364.63	11.39
International	1,637.71	1.96	12.79	9,825.79	12.69

Total	12,140.46	-1.38	9.32	72,772.55	8.05

Cargo and mail carried (in thousand tonnes)
Domestic	84.28	-1.38	-0.78	489.07	-4.00
Regional	1.84	-0.72	10.63	11.00	8.36
International	55.81	-5.97	0.07	322.53	2.92

Total	141.92	-3.23	-0.32	822.61	-1.25

Capacity	June 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,597.14	-2.88	10.04	113,185.37	8.94
Regional	408.84	-2.40	14.34	2,362.78	11.23
International	8,460.82	1.10	11.19	50,469.21	12.88

Total	27,466.80	-1.68	10.45	166,017.36	10.14

ATK (in million)
Domestic	2,084.35	-3.48	9.22	12,840.50	8.69
Regional	46.36	-2.91	14.65	270.82	11.56
International	1,555.75	-0.07	8.71	9,266.66	9.36

Total	3,686.47	-2.06	9.07	22,377.98	9.00

ATK - Cargo and Mail (in million)
Domestic	410.61	-5.82	6.01	2,653.82	7.73
Regional	9.57	-4.85	15.88	58.17	12.79
International	794.28	-1.17	6.44	4,724.43	6.18

Total	1,214.45	-2.82	6.37	7,436.42	6.78

Load Factor	June 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	83.09	1.28	0.20	82.58	-0.12
Regional	76.82	0.82	2.13	76.62	1.96
International	82.68	1.93	0.94	83.08	0.84

Total	82.87	1.46	0.45	82.65	0.20

Cargo and Mail Load Factor
Domestic	33.70	1.83	-1.39	29.88	-3.09
Regional	22.03	1.25	-0.21	21.47	-0.92
International	61.00	-2.30	-5.46	58.93	-3.07

Total	51.46	-0.53	-4.03	48.27	-3.17

Overall Load Factor (RTK/ATK)
Domestic	72.31	1.45	0.11	70.29	-0.70
Regional	64.50	0.90	1.55	63.41	1.26
International	70.65	-0.46	-2.24	69.74	-0.92

Total	71.51	0.64	-0.87	69.98	-0.77

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 July 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and

Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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